FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month May, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Notification to the Bombay Stock Exchange and the National Stock Exchange of India with regard to a ruling by an Arbitration Tribunal of the International Chamber of Commerce (ICC) on certain issues in a matter initiated by FLAG Telecom Group Limited (FLAG) in December 2004.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By	:	/s/ Rajiv Dhar
	Name	:	Rajiv Dhar
May 26, 2006	Title	:	Chief Financial Officer

EXHIBIT -1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12014

26 May 2006

Sir,

Sub :	International Chamber of Commerce (ICC) International Court of Arbitration Order.

The following information is provided by VSNL pursuant to Clause 36 of the Listing Agreement with Indian Stock exchanges.

On May 24, 2006, an Arbitration Tribunal of the International Chamber of Commerce (ICC) International Court of Arbitration issued a ruling on certain issues in a matter initiated by FLAG Telecom Group Limited (FLAG) in December 2004. The matter concerned the interpretation of certain provisions of the Construction and Maintenance Agreement (C&MA) governing the FLAG East Asia (FEA) cable system to which FLAG and VSNL, and various other parties, were signatories. FLAG claimed that the agreement should be read to provide a right of access for FLAG to VSNL’s Mumbai cable landing station of the FEA cable system for the purposes of installing equipment for the upgrade of FEA at Mumbai and to lease such upgraded capacity to International Telecom Entities (ITE). FLAG also claimed damages to compensate it for the loss of revenue and/or market.

The Tribunal by majority decision has ordered VSNL to grant FLAG access to the Mumbai cable landing station of the FEA cable system for the purposes of installation, inspection, testing, training and other functions so as to equip capacity of the FEA cable system to any level. The Tribunal has further declared that VSNL is entitled to such terms and conditions pursuant to the C&MA to enable the lease of assignable capacity to ITEs as are reasonable under all the circumstances and are arrived at in good faith. VSNL, at this stage, is not in a position to estimate the financial consequences of this award, if any, and in what time frame these would become applicable, if at all.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

To List Attached:

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1934.